Dreyfus
California Intermediate
Municipal Bond Fund

ANNUAL REPORT March 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus California Intermediate Municipal Bond Fund, covering the 12-month period from April 1, 2005, through March 31, 2006.

Although short-term interest rates continued to rise steadily over the past six months, municipal bond yields fell modestly, supporting their prices, primarily due to robust investor demand for a more limited supply of newly issued securities. However, longer-maturity bonds generally fared better than short- and intermediate-term securities. As a result, yield differences between two-year and 30-year high-grade municipal bonds narrowed to slightly more than half a percentage point as of the end of the reporting period, which was steeper than the U.S. Treasury yield curve but still considerably narrower than historical norms.

Recent economic data have been mixed and inflation appeared to remain contained at the end of the first quarter, conditions that could continue to support longer-term bond prices. In addition, our chief economist, Richard Hoey, currently expects continued economic growth, with any slack in consumer spending likely to be taken up by corporate capital investment, exports and non-residential construction. However, if yield differences among tax-exempt bonds widen and move closer to historical averages, shorter maturities may begin to fare better than longer maturities. As always, we encourage you to talk with your financial advisor to discuss investment options and portfolio allocations that may be suitable for you in this environment.

For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 17, 2006



DISCUSSION OF FUND PERFORMANCE

Monica S. Wieboldt, Senior Portfolio Manager

How did Dreyfus California Intermediate Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended March 31, 2006, the fund achieved a total return of 2.75%.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.63% for the same period.[2] In addition, the average total return for all funds reported in the Lipper California Intermediate Municipal Debt Funds category was 2.45%.[3]

The fund produced a higher return than its benchmark and Lipper category average, primarily due to our focus on longer-maturity bonds. Zero-coupon and lower-rated bonds also contributed positively to the fund's performance.

What is the fund's investment approach?

The fund's goal is to seek as high a level of federal and California state tax-exempt income as is consistent with the preservation of capital. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and California state personal income taxes. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years. Although the fund currently intends to invest only in investment-grade municipal bonds, or the unrated equivalent as determined by Dreyfus, it has the ability to invest up to 20% of its assets in municipal bonds of below investment-grade credit quality.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The reporting period generally continued to be characterized by rising short-term interest rates and surprisingly stable longer-term rates. The Federal Reserve Board (the "Fed") implemented eight more increases in the overnight federal funds rate, driving it to 4.75% by the reporting period's end. Short-term municipal bond yields rose along with the Fed's interest-rate target. Longer-term bond yields climbed less than short-term yields, contributing to a further narrowing of yield differences (known as "spreads") between the short and long ends of the market's maturity range. In fact, the market ended the reporting period with a spread of just 88 basis points between high-grade municipal bonds with two-year maturities and similarly rated 30-year municipal bonds.

In addition, the fund's results were influenced by supply-and-demand factors. The steadily growing U.S. economy benefited California and most other states, helping to reduce unemployment and boost corporate and personal incomes. Consequently, California enjoyed higher tax revenues, which helped reduce budget pressures. At the same time, demand for California securities remained robust from individual and institutional investors, putting downward pressure on yields and supporting prices.

In this environment, we generally maintained strategy of emphasized bonds with maturities toward the longer end of the range. Conversely, we maintained relatively light exposure to securities in the two- to five-year area. These strategies enabled the fund to participate more fully in strength among longer-term bonds while maintaining an appropriate weighted average maturity for an intermediate-term fund. In addition, the fund benefited from our security selection strategy, in which we allocated a portion of the fund's assets to higher-yielding bonds. These securities gained value when investors seeking higher levels of tax-exempt income apparently became more willing in the strengthening economy to assume the credit risks that lower-rated bonds typically entail. In addition, the fund received strong contributions from zero-coupon bonds and bonds that were "pre-refunded" by their issuers during the reporting period.

What is the fund's current strategy?

Although some analysts have forecast the impending end of the Fed's credit tightening campaign, recent strong economic data suggest to us that some additional rate-hikes may be expected over the months ahead. Therefore, if the yield curve continues to flatten, we may shift our focus toward shorter-term maturities. Such an environment could enable us to reduce the fund's average duration without a significant impact on income. However, we are carefully watching the economy and market conditions in California, and we are prepared to adjust our strategies when we see more definite evidence that short-term interest rates have peaked.

April 17, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus California Intermediate Municipal Bond Fund and the Lehman Brothers 7-Year Municipal Bond Index

Average Annual Total Returns *as of 3/31/06*

	1 Year	5 Years	10 Years
Fund	**2.75%**	**4.08%**	**4.78%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Dreyfus California Intermediate Municipal Bond Fund on 3/31/96 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in California municipal securities and maintains a portfolio with a weighted average maturity ranging between 3 and 10 years. The fund's performance shown in the line graph takes into account fees and expenses. The Index is not limited to investments principally in California municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged, total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus California Intermediate Municipal Bond Fund from October 1, 2005 to March 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2006

Expenses paid per $1,000†	$ 3.80
Ending value (after expenses)	$1,005.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2006

Expenses paid per $1,000†	$ 3.83
Ending value (after expenses)	$1,021.14

† *Expenses are equal to the fund's annualized expense ratio of .76%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2006

Long-Term Municipal Investments—95.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California—82.1%				
ABAG Finance Authority for Nonprofit Corporations, COP (Episcopal Homes Foundation)	5.25	7/1/10	3,500,000	3,592,295
ABAG Finance Authority for Nonprofit Corporations, Revenue (San Diego Hospital Association)	5.38	3/1/21	4,000,000	4,194,120
Alameda Corridor Transportation Authority, Revenue (Insured; MBIA)	5.13	10/1/16	2,000,000	2,112,720
Alameda County, COP (Insured; MBIA)	5.38	12/1/12	2,000,000	2,176,240
Burbank, Wastewater Treatment Revenue (Insured; AMBAC)	5.00	6/1/18	895,000	942,435
Burbank, Wastewater Treatment Revenue (Insured; AMBAC)	5.00	6/1/19	945,000	992,420
California, Economic Recovery Bonds	5.25	1/1/10	3,000,000	3,166,080
California, Economic Recovery Bonds	5.00	7/1/12	1,750,000	1,871,275
California, Economic Recovery Bonds	5.25	7/1/14	2,000,000	2,179,220
California, GO	5.00	8/1/22	2,000,000	2,085,480
California, GO (Various Purpose)	5.00	6/1/11	2,000,000	2,108,640
California, GO (Various Purpose)	5.00	6/1/16	2,000,000	2,118,560
California, GO (Veterans)	5.35	12/1/16	2,000,000	2,072,160
California Department of Water Resources, Power Supply Revenue (Insured; FGIC)	5.13	5/1/12	2,000,000 [a]	2,168,560
California Department of Water Resources, Water System Revenue (Central Valley Project)	5.50	12/1/11	225,000 [a]	245,979
California Department of Water Resources, Water System Revenue (Central Valley Project)	5.50	12/1/15	1,275,000	1,378,352

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Department of Water Resources, Water System Revenue (Central Valley Project) (Insured; FGIC)	5.50	12/1/15	2,000,000	2,241,500
California Department of Water Resources, Water System Revenue (Central Valley Project) (Insured; MBIA)	5.00	12/1/16	1,750,000	1,869,997
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	5.00	11/15/19	2,000,000	2,078,100
California Health Facilities Financing Authority, Revenue (Health Facility-Adventist Health Systems)	5.00	3/1/17	870,000	899,232
California Health Facilities Financing Authority, Revenue (Health Facility-Adventist Health Systems)	5.00	3/1/18	1,000,000	1,031,920
California Health Facilities Financing Authority, Revenue (Stanford Hospital and Clinics)	5.00	11/15/17	2,000,000	2,079,000
California Infrastructure and Economic Development Bank, Revenue (Bay Area Toll Bridges-1st Lien) (Insured; FSA)	5.25	7/1/17	2,000,000	2,160,440
California Pollution Control Financing Authority, PCR (San Diego Gas and Electric Co.) (Insured; MBIA)	5.90	6/1/14	2,000,000	2,262,400
California Public Works Board, LR (Department of Health Services-Richmond Lab) (Insured; XLCA)	5.00	11/1/19	1,680,000	1,768,133
California Public Works Board, LR (Department of Health Services-Richmond Lab) (Insured; XLCA)	5.00	11/1/20	1,275,000	1,338,826
California Public Works Board, LR (Department of Mental Health-Coalinga)	5.50	6/1/18	2,500,000	2,734,325

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Public Works Board, LR (University of California Research Projects) (Insured; MBIA)	5.25	11/1/17	1,000,000	1,087,620
California Statewide Communities Development Authority, Apartment Development Revenue (Irvine Apartment Communities)	5.05	5/15/08	2,000,000	2,028,280
California Statewide Communities Development Authority, COP, Revenue (Huntington Memorial Hospital) (Insured; Connie Lee)	5.50	7/1/06	2,000,000 [a]	2,049,760
California Statewide Communities Development Authority, MFHR (Equity Residential)	5.20	6/15/09	2,000,000	2,065,400
California Statewide Communities Development Authority, Revenue (California Endowment)	5.25	7/1/20	2,280,000	2,454,557
California Statewide Communities Development Authority, Revenue (Huntington Memorial Hospital)	5.00	7/1/17	3,000,000	3,133,050
Capistrano Unified School District, Community Facilities District Special Tax (Insured; FGIC)	5.00	9/1/19	3,545,000	3,742,386
Carson Redevelopment Agency (Area Number 1-Tax Allocation) (Insured; MBIA)	5.50	10/1/13	1,000,000	1,105,920
Cathedral City, Limited Obligation Improvement Cove Improvement District Number 2004-2	5.00	9/2/21	1,040,000	1,047,769
Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California)	6.00	2/1/20	1,000,000	1,052,150
Contra Costa County, MFHR (Pleasant Hill BART Transit Village Apartments Project)	3.95	12/20/07	2,500,000	2,496,425

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Corona Redevelopment Agency, Tax Allocation (Merged Downtown Amended) (Insured; FGIC)	5.00	9/1/16	1,000,000	1,062,170
Eastern Municipal Water District, Water and Sewer Revenue, COP (Insured; FGIC)	5.38	7/1/17	2,000,000	2,135,280
El Monte City School District, GO (Insured; FGIC)	5.00	5/1/17	1,900,000	2,027,338
El Segundo Unified School District (Insured; FGIC)	5.25	9/1/17	1,145,000	1,235,352
Elsinore Valley Municipal Water District, COP (Insured; FGIC)	5.38	7/1/15	1,000,000	1,103,340
Escondido Unified School District (Insured; FSA)	5.25	8/1/16	1,795,000	1,935,692
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue	7.05	1/1/10	2,000,000	2,240,240
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	5.25	1/15/12	4,550,000	4,835,376
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	5.13	1/15/19	2,000,000	2,104,420
Fountain Valley School District, COP (Insured; AMBAC)	2.50	11/1/06	2,000,000	1,981,800
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.75	6/1/08	3,500,000 [a]	3,657,150
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.00	6/1/19	2,420,000	2,486,453
Hartnell Community College District (Insured; MBIA)	5.25	8/1/16	1,880,000	2,048,147
Lincoln Special Tax, Community Facilities District No. 2003	5.65	9/1/19	1,250,000	1,311,038

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Los Angeles Community College District (Insured; MBIA)	5.50	8/1/11	1,845,000 [a]	2,009,703
Los Angeles County Metropolitan Transportation Authority, Sales Tax Revenue (Insured; FGIC)	5.00	7/1/17	1,450,000	1,522,906
Los Angeles County Public Works Financing Authority, LR (Master Refunding Project) (Insured; MBIA)	5.00	12/1/08	2,000,000	2,075,040
Los Angeles Unified School District (Insured; FGIC)	5.00	7/1/19	2,000,000	2,120,680
Los Angeles Unified School District (Insured; MBIA)	5.50	7/1/12	2,850,000	3,131,238
Los Angeles Unified School District (Insured; MBIA)	5.25	7/1/14	1,000,000	1,085,470
Los Angeles Unified School District (Insured; MBIA)	5.75	7/1/15	3,000,000	3,411,090
Marin Municipal Water District, COP (Financing Project) (Insured; AMBAC)	5.00	7/1/16	1,545,000	1,639,739
Metropolitan Water District of Southern California, Waterworks Revenue	5.25	3/1/11	3,000,000 [a]	3,247,440
Midpeninsula Regional Open Space District Financing Authority, Revenue (Insured; AMBAC)	0.00	9/1/15	2,825,000	1,897,185
Milpitas Redevelopment Agency, Tax Allocation (Redevelopment Project Area Number 1) (Insured; MBIA)	5.25	9/1/17	2,000,000	2,145,480
Milpitas Redevelopment Agency, Tax Allocation (Redevelopment Project Area Number 1) (Insured; MBIA)	5.25	9/1/18	1,000,000	1,070,560
Modesto Irrigation District, COP (Capital Improvements) (Insured; FSA)	5.25	7/1/16	1,370,000	1,469,832
North Orange County Community College District (Insured; MBIA)	5.00	8/1/19	1,000,000	1,060,790

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Orange County Community Facilities District, Special Tax (Number 03-1 Ladera Ranch)	5.25	8/15/19	1,100,000	1,147,355
Orange County Community Facilities District, Special Tax (Number 03-1 Ladera Ranch)	5.30	8/15/20	1,450,000	1,516,004
Orange County Community Facilities District, Special Tax (Number 04-1 Ladera Ranch)	4.88	8/15/21	2,355,000	2,355,589
Oxnard Financing Authority, Wastewater Revenue (Insured; FGIC)	5.00	6/1/16	1,000,000	1,060,700
Pasadena Area Community College District (Election of 2002) (Insured; FGIC)	5.00	6/1/17	1,170,000	1,236,386
Port of Oakland, Revenue (Insured; MBIA)	5.00	11/1/13	1,000,000	1,049,370
Rancho Water District (Insured; FSA)	5.50	8/1/08	1,670,000	1,745,200
Riverside County Public Financing Authority, Tax Allocation Revenue (Redevelopment Projects) (Insured; XLCA)	5.25	10/1/18	1,275,000	1,368,458
Riverside Improvement Board, Act 1915 (Canyon Springs Assessment)	4.00	9/2/10	1,230,000	1,221,365
Riverside Improvement Board, Act 1915 (Canyon Springs Assessment)	4.25	9/2/11	1,000,000	998,290
Sacramento City Unified School District (Election of 1999) (Insured; FSA)	5.25	7/1/20	2,435,000	2,621,424
Sacramento County, Special Tax (Community Facilities District Number 1)	5.20	12/1/07	1,110,000	1,129,358
Sacramento County, Special Tax (Community Facilities District Number 1)	5.40	12/1/09	1,220,000	1,263,957

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Sacramento County Sanitation District Financing Authority, Revenue	5.50	12/1/14	4,000,000	4,331,960
San Diego County, COP (Burnham Institute)	5.70	9/1/09	3,700,000 [a]	3,944,866
San Diego County, COP (Burnham Institute for Medical Research)	5.00	9/1/12	1,260,000	1,306,519
San Diego Housing Authority, MFHR (Island Village Apartments) (Collateralized; FHLMC)	5.10	7/1/12	1,025,000	1,074,261
San Diego Unified School District (Election of 1998) (Insured; FSA)	5.25	7/1/16	1,465,000	1,594,506
San Francisco Bay Area Rapid Transit District, Sales Tax Revenue (Insured; MBIA)	5.00	7/1/18	2,000,000	2,126,980
San Francisco City and County Public Utilities Commission, San Francisco Water Revenue (Insured; FSA)	5.00	11/1/18	2,000,000	2,136,300
San Francisco City and County Redevelopment Agency, Community Facilities District Number 6 (Mission Bay South Public Improvements)	0.00	8/1/18	445,000	228,307
San Francisco City and County Redevelopment Agency, Community Facilities District Number 6 (Mission Bay South Public Improvements)	0.00	8/1/21	500,000	210,735
San Mateo County Community College District (Election of 2001) (Insured; MBIA)	5.00	9/1/20	2,000,000	2,112,580
San Mateo Redevelopment Agency (Tax Allocation)	5.10	8/1/14	1,835,000	1,910,767
San Mateo Union High School District (Insured; FSA)	5.00	9/1/21	2,545,000	2,676,017
Santa Clara Unified School District	5.50	7/1/16	1,870,000	2,016,758

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
South Orange County Public Financing Authority, Special Tax Revenue (Foothill Area) (Insured; FGIC)	5.25	8/15/17	2,000,000	2,161,360
South Placer Wastewater Authority, Wastewater Revenue (Insured; FGIC)	5.50	11/1/10	1,000,000 a	1,089,630
Southeast Resource Recovery Facilities Authority, LR (Insured; AMBAC)	4.00	12/1/07	1,000,000	1,009,040
Southeast Resource Recovery Facilities Authority, LR (Insured; AMBAC)	5.25	12/1/17	1,000,000	1,070,600
Sunnyvale, Solid Waste Revenue (Insured; AMBAC)	5.50	10/1/15	1,695,000	1,807,226
Truckee-Donner Public Utility District, COP (Insured; ACA)	4.50	1/1/08	1,500,000	1,515,885
Truckee-Donner Public Utility District, COP (Insured; ACA)	4.50	1/1/09	1,685,000	1,706,854
U.S. Related—13.1%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,000,000 a	1,080,890
Childrens's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 a	3,242,670
Guam, LOR (Section 30) (Insured; FSA)	5.50	12/1/10	3,000,000	3,231,600
Puerto Rico Commonwealth, Public Improvement	5.00	7/1/08	2,500,000	2,547,475
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.75	7/1/08	2,000,000	2,092,240
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.75	7/1/10	2,000,000 a	2,178,920

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.00	7/1/22	2,745,000	2,906,324
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; FSA)	6.25	7/1/16	3,000,000	3,542,040
Puerto Rico Industrial Tourist Educational, Medical and Environmental Control Facilities Financing Authority, Industrial Revenue (Guaynabo Warehouse)	4.35	7/1/06	1,170,000	1,171,123
Puerto Rico Public Buildings Authority, Revenue (Government Facility)	5.50	7/1/16	1,500,000	1,626,465
Puerto Rico Public Finance Corp. (Commonwealth Appropriation)	5.75	2/1/12	2,000,000	2,147,880
Puerto Rico Public Finance Corp. (Commonwealth Appropriation) (Insured; AMBAC)	5.25	2/1/12	1,500,000	1,605,300
Virgin Islands Public Finance Authority, Revenue (Virgin Islands Gross Receipts Taxes Loan Note)	5.63	10/1/10	1,695,000	1,748,782
Virgin Islands Water and Power Authority, Electric Systems (Insured; Radian)	5.13	7/1/11	1,000,000	1,034,370
Total Long-Term Municipal Investments (cost $215,476,430)				**219,083,361**

Short-Term Municipal Investments—3.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California—2.4%				
California Pollution Control Financing Authority, PCR (Pacific Gas and Electric Corp.) (LOC; Bank One)	3.07	4/1/06	3,100,000 [b]	3,100,000
California Statewide Communities Development Authority, Revenue (University Retirement Community at Davis Project) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.08	4/1/06	2,400,000 [b]	2,400,000
U.S. Related—.9%				
Government Development Bank of Puerto Rico, CP	3.80	6/15/06	2,000,000	1,999,160
Total Short-Term Municipal Investments (cost $7,500,000)				**7,499,160**
Total Investments (cost $222,976,430)			**98.5%**	**226,582,521**
Cash and Receivables (Net)			**1.5%**	**3,339,799**
Net Assets			**100.0%**	**229,922,320**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	60.4
AA		Aa		AA	7.3
A		A		A	12.3
BBB		Baa		BBB	11.2
F1		MIG1/P1		SP1/A1	2.4
Not Rated[c]		Not Rated[c]		Not Rated[c]	6.4
					100.0

† *Based on total investments.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2006

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	222,976,430	226,582,521
Cash		753,574
Interest receivable		2,629,597
Receivable for shares of Beneficial Interest subscribed		229,570
Prepaid expenses		9,079
		230,204,341
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		130,567
Payable for shares of Beneficial Interest redeemed		93,011
Accrued expenses		58,443
		282,021
Net Assets ($)		**229,922,320**
Composition of Net Assets ($):		
Paid-in capital		226,362,552
Accumulated net realized gain (loss) on investments		(46,323)
Accumulated net unrealized appreciation (depreciation) on investments		3,606,091
Net Assets ($)		**229,922,320**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		16,530,881
Net Asset Value, offering and redemption price per share—Note 3(d) ($)		**13.91**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended March 31, 2006

Investment Income ($):	
Interest Income	**9,533,445**
Expenses:	
Management fee–Note 3(a)	1,355,812
Shareholder servicing costs–Note 3(b)	201,261
Professional fees	61,161
Custodian fees	26,617
Trustees' fees and expenses–Note 3(c)	25,069
Prospectus and shareholders' reports	17,681
Registration fees	11,890
Loan commitment fees–Note 2	1,663
Miscellaneous	28,799
Total Expenses	**1,729,953**
Less–reduction in custody fee due to earnings credits–Note 1(b)	(6,081)
Net Expenses	**1,723,872**
Investment Income–Net	**7,809,573**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	345,840
Net unrealized appreciation (depreciation) on investments	(2,060,774)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,714,934)**
Net Increase in Net Assets Resulting from Operations	**6,094,639**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2006	2005
Operations ($):		
Investment income—net	7,809,573	7,284,736
Net realized gain (loss) on investments	345,840	890,097
Net unrealized appreciation (depreciation) on investments	(2,060,774)	(6,440,945)
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,094,639**	**1,733,888**
Dividends to Shareholders from ($):		
Investment income—net	(7,809,573)	(7,282,109)
Net realized gain on investments	(435,184)	(1,778,010)
Total Dividends	**(8,244,757)**	**(9,060,119)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	46,028,549	40,487,567
Dividends reinvested	6,210,455	6,836,689
Cost of shares redeemed	(41,443,712)	(42,916,604)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**10,795,292**	**4,407,652**
Total Increase (Decrease) in Net Assets	**8,645,174**	**(2,918,579)**
Net Assets ($):		
Beginning of Period	221,277,146	224,195,725
End of Period	**229,922,320**	**221,277,146**
Capital Share Transactions (Shares):		
Shares sold	3,264,789	2,848,207
Shares issued for dividends reinvested	440,607	481,612
Shares redeemed	(2,940,050)	(3,037,883)
Net Increase (Decrease) in Shares Outstanding	**765,346**	**291,936**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended March 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	14.04	14.49	14.55	13.88	13.97
Investment Operations:					
Investment income−net [a]	.49	.48	.52	.56	.58
Net realized and unrealized gain (loss) on investments	(.10)	(.33)	.07	.68	(.09)
Total from Investment Operations	.39	.15	.59	1.24	.49
Distributions:					
Dividends from investment income−net	(.49)	(.48)	(.52)	(.57)	(.58)
Dividends from net realized gain on investments	(.03)	(.12)	(.13)	−	−
Total Distributions	(.52)	(.60)	(.65)	(.57)	(.58)
Net asset value, end of period	13.91	14.04	14.49	14.55	13.88
Total Return (%)	2.75	1.05	4.20	9.09	3.46
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.76	.77	.76	.76	.76
Ratio of net expenses to average net assets	.76	.77	.76	.76	.76
Ratio of net investment income to average net assets	3.46	3.37	3.61	3.91	4.15
Portfolio Turnover Rate	25.78	39.63	38.95	21.56	21.04
Net Assets, end of period ($ x 1,000)	229,922	221,277	224,196	220,393	197,339

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus California Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and California state income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $58,837 and unrealized appreciation $3,606,091. In addition, the fund had $46,323 of capital losses realized after October 31, 2005, which were deferred for tax purposes to the first day of the current fiscal year.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2006 and March 31, 2005 were as follows: tax exempt income $7,809,573 and $7,282,109, ordinary income $0 and $163,868 and long-term capital gains $435,184 and $1,614,142 respectively.

During the period ended March 31, 2006, as a result of permanent book to tax differences primarily due to the tax treatment for excess distribution adjustment, the fund increased accumulated net realized gain (loss) on investments by $1,504 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended March 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended March 31, 2006, the fund was charged $89,768 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2006, the fund was charged $70,403 pursuant to the transfer agency agreement.

During the period ended March 31, 2006, the fund was charged $3,784 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $116,972, chief compliance officer fees $1,910 and transfer agency per account fees $11,685.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of the fund's exchange privilege. During the period ended March 31, 2006, redemption fees charged and retained by the fund amounted to $3.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2006, amounted to $68,276,064 and $56,010,254, respectively.

At March 31, 2006, the cost of investments for federal income tax purposes was $222,976,430; accordingly, accumulated net unrealized appreciation on investments was $3,606,091, consisting of $4,713,414 gross unrealized appreciation and $1,107,323 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus California Intermediate Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus California Intermediate Municipal Bond Fund, including the statement of investments, as of March 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus California Intermediate Municipal Bond Fund at March 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
May 4, 2006

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended March 31, 2006:

—all the dividends paid from investment income-net during its fiscal year ended March 31, 2006 as "exempt-interest dividends" (not generally subject to regular federal and, for individuals who are California residents, California personal income taxes), and

—the fund hereby designates $.0083 per share as a long-term capital gain distribution paid on July 27, 2005, and also designates $.0189 per share as a long-term capital gain distribution paid on December 16, 2005.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as provides certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 185

David W. Burke (69)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- John F. Kennedy Library Foundation, Director
- U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 79

Diane Dunst (66)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, Huntting House Antiques

No. of Portfolios for which Board Member Serves: 9

Jay I. Meltzer (77)
Board Member (1991)

Principal Occupation During Past 5 Years:
- Physician, Internist and Specialist in Clinical Hypertension
- Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
- Faculty Associate, Center for Bioethics, Columbia

No. of Portfolios for which Board Member Serves: 9

Daniel Rose (76)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic–American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 18

─────────────

Warren B. Rudman (75)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
• Collins & Aikman Corporation, Director
• Allied Waste Corporation, Director
• Raytheon Company, Director
• Boston Scientific, Director

No. of Portfolios for which Board Member Serves: 18

─────────────

Sander Vanocur (78)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 18

─────────────

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Rosalind Gersten Jacobs, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
California Intermediate
Municipal Bond Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0902AR0306